Exhibit 99.3

SECURITY AGREEMENT

This SECURITY AGREEMENT (this “Agreement”) is made and entered into as of July 25, 2025 (the “Effective Date”), by and between:

Color Star Technology Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands with its principal office at 80 Broad Street, 5th Floor, New York, NY 10005 (“Debtor”); and

BTC KZ, a company organized under the laws of Kazakhstan with its principal office at Abish Kekilbayuly Street, 34, 3-05, Bostandyk District, Almaty, Kazakhstan 050060 (“Secured Party”).

RECITALS

WHEREAS, Debtor and Secured Party have entered into that certain Secured Term Loan Agreement dated as of the date hereof (the “Loan Agreement”), pursuant to which the Secured Party has agreed to lend to Debtor the principal amount of Thirty-One Million Six Hundred Thousand United States Dollars (US$31,600,000);

WHEREAS, it is a condition to the obligations of the Secured Party under the Loan Agreement that the Debtor enter into this Security Agreement and grant a security interest in the Collateral described herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Grant of Security Interest. The Debtor hereby grants to the Secured Party a continuing first-priority security interest in and to all of the Debtor’s right, title and interest in, to and under the following property, whether now owned or hereafter acquired (the “Collateral”):

a)	10,000 cryptocurrency mining machines (Model T21 Super Computing Servers), located at the Secured Party’s hosting facility in Kazakhstan, as more particularly described in Appendix A to the Purchase Agreement dated February 26, 2025.

2.	Obligations Secured. This Agreement secures the prompt and complete payment and performance when due of all obligations of the Debtor under the Loan Agreement and the related Promissory Note (collectively, the “Secured Obligations”).

3.	Perfection; Further Assurances. The Debtor authorizes the Secured Party to file such financing statements and take such other steps as may be necessary or advisable to perfect and maintain the security interest granted herein, in any applicable jurisdiction. The Debtor agrees to execute and deliver such documents and take such further actions as may reasonably be requested by the Secured Party to effect the purposes of this Agreement.

4.	Covenants of Debtor.

a)	The Debtor shall not sell, assign, lease, transfer, or otherwise dispose of the Collateral, or permit any lien or encumbrance to exist on the Collateral, except the security interest created hereby.

b)	The Debtor shall maintain the Collateral in good order and working condition, and ensure it remains at the designated Kazakhstan facility under the Hosting Agreement.

c)	The Debtor shall promptly notify the Secured Party of any material damage to or loss of the Collateral.

5.	Events of Default. The occurrence of any “Event of Default” under the Loan Agreement shall constitute a default under this Agreement.

6.	Remedies. Upon the occurrence and during the continuance of an Event of Default, the Secured Party shall have all the rights and remedies provided under the Loan Agreement and applicable law, including without limitation the right to take possession of the Collateral and dispose of it in a commercially reasonable manner.

7.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles.

8.	Miscellaneous.

a)	This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

b)	This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Security Agreement as of the Effective Date.

Color Star Technology Co., Ltd.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	CEO

BTC KZ

By:	/s/ James Chen
Name:	James Chen
Title:	Shareholder

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